Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

ARBN# 117 474 790
TSX Trading Symbol: NYSE Trading Symbol: ASX Trading Symbol: Fully Diluted Shares Outstanding:	IMG IAG IGD 178.9MM
88

FOR IMMEDIATE RELEASE: April 26, 2006	No. 8/06

IAMGOLD APPOINTS NEW VICE PRESIDENT AND ANNOUNCES CLOSE OF GOLD ROYALTIES SALE

Toronto, Ontario, April 26, 2006 - IAMGOLD Corporation (“IAMGOLD” or “the Company”), is pleased to announce the appointment of Ross D. Gallinger, P.Ag. to the position of Vice President, Environment, Health, Safety and Community. Mr. Gallinger brings with him close to 20 years of experience, most recently as the Vice President, Sustainability with Placer Dome Canada. His past accomplishments include the investigation, assessment and development of sustainability strategies on various projects at corporate and government levels, environmental compliance and corporate environmental management system development, as well as the development of onsite safety programs. Ross will report directly to the President and CEO, beginning on May 1, 2006.

“Ross is a welcomed addition to the IAMGOLD team. His knowledge of developing and implementing compliance and best practices for community, health, safety and the environment will add depth to our management team. Ross will be a valuable contributor to our existing operations, our development stage projects and future endeavors of IAMGOLD,” stated Joe Conway, “This appointment continues our corporate growth strategy and reinforces the strength and focus of IAMGOLD.”

In addition to this appointment, IAMGOLD is also pleased to announce the close of our gold royalty sale to Battle Mountain Gold Exploration (OTC-BB:BMGX) (“Battle Mountain”). The deal that was first announced on November 28, 2005 consists of a portfolio of eleven royalties and includes net smelter return royalties on production from the Williams Mine, the Don Mario Mine and El Limon Mine. IAMGOLD retains the 1% diamond royalty on the Diavik diamond mine. The purchase price for the portfolio is USD $21,850,000 consisting of $13,850,000 in cash, $2,000,000 convertible debentures and 12,000,000 BMGX shares.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Manager, Investor Relations
Tel: (416) 360-4710	Fax: (416) 360-4764	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.